May 18, 2007

Kevin E. Grant
Chief Executive Officer
Cypress Sharpridge Investments, Inc.
65 East 55th Street
New York, New York 10022

Re: **Cypress Sharpridge Investments, Inc.**
Form S-11
Filed on April 19, 2007
File No. 333-142236

Form S-11
Filed on April 30, 2007
File No. 333-142446

Dear Mr. Grant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11 filed on April 30, 2007 (Shelf Registration)

1. Please note that we will monitor your Form S-11 shelf registration, filed on April 30, 2007, for compliance with comments on your Form S-11 filed on April 19,

2007. Also, we may have additional comments once you have identified your selling stockholders.

Form S-11 filed on April 19, 2007

General Comments

2.   We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and that you have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

3.   On pages 3 and 14, you state that upon completion of this offering you will grant to your Manager common stock that will be allocated to certain of your sub-advisors' officers and employees and other individuals who provide services to you. Please provide us with your analysis with respect to the potential for the integration of the private offering to your Manager, and indirectly to your sub-advisors' officers and employees and other individuals who provide services to you, and this public offering.

4.   On page 14, you state that you granted your Manager 731,764 shares of restricted stock and those shares have been allocated to certain of your sub-advisors' officers, employees and other individuals who provide services to you. Please tell us why your Manager should not be viewed as an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, with respect to this distribution of stock and, if it is an underwriter, what exemption from registration you relied on in making the allocation.

5.   We note on page 78 your analysis of exemption from regulation under the Investment Company Act of 1940. We have referred your disclosure to the Division of Investment Management and we may have additional comments.

6.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

7.   Please include the general information required by Item 11(b) and (d) of Form S-11.

8.   Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the Securities Industry

and Financial Markets Association. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

Summary

9.   We note your disclosure in italics that the summary highlights "some" of the information in the prospectus. Please revise to make it clear that the summary highlights the "key aspects" of the "offering." Refer to the instruction to Item 503(a) of Reg. S-K.

Our Company

10.   You state that you plan to invest in Agency RMBS, which are whole-pool mortgage pass-through certificates guaranteed by the Fannie Mae, Freddie Mac, or Ginnie Mae. Please revise to disclose how your investments in Agency RMBS are guaranteed by these entities. For instance, please disclose whether they guarantee both the principal and interest on these investments.

11.   Please revise to briefly discuss the nature of the business that will be conducted through the TRS's depicted on page 7.

Competitive Strengths, page 2

12.   You state that your "focus on Agency RMBS collateralized by hybrid adjustable-rate mortgage loans, or hybrid ARMs, provides us with opportunities to generate attractive, stable returns without incurring material credit risk even though the spread between long-term interest rates and short-term interest rates is relatively narrow and mortgage default rates are increasing." Please revise this section and the Competitive Strengths section on page 69 to disclose how the hybrid ARMS allow you to generate stable returns despite the fact that the spread between long-term interest rates and short-term interest rates is relatively narrow and mortgage default rates are increasing. Also, please revise to quantify the term "attractive returns."

13.   You state that your "focus on subordinated tranches of CDOs enables us to capitalize on the rapid growth in the CDO market." Please revise this section and the Competitive Strengths section on page 69 to disclose both the positive and negative aspects of the rapid growth in the CDO market.

14.   We note your summary subheading "Strong Alignment of Interests." Please revise that disclosure and the heading to covey conflicts with and the aggregate percentage of shares that will be owned by affiliates who will be able to exert significant influence over stockholder matters, including the election of directors.

Our Targeted Asset Classes, page 4

15.   Please revise to disclose the percentage of your assets represented by each asset class.

16.   Please revise to disclose key strategic objectives for various asset categories such as the weighted average rating factor, weighted average FICO score, weighted average loan-to-value ratio, target debt rating, weighted average maturities and interest rates, and prepayment and default rates and explain how they diverge from your current portfolio, if at all.

Our Distribution Policy, page 5

17.   Please revise this section and the Distribution Policy section on page 46 to disclose the source of your distributions.

Our Formation and Structure, page 6

18.   Please revise the chart, rather than footnotes to the chart, to depict the beneficial ownership of Cypress and Sharpridge including a representation that depicts that Mr. Grant, your CEO and president, is the sole member of the general partner of Sharpridge. Similarly, please disclose on pages 68-69 the beneficial ownership of Cypress and Sharpridge.

Summary Risk Factors, page 6

19.   Please relocate the summary risk factors so that they appear immediately after the Competitive Strengths section on page 2.

Management Agreement, page 7

20.   Please revise to include the definition of equity and net income as those terms are defined in the management agreement.

21.   On page 3, you note that you have granted to your Manager 731,764 shares of
        restricted stock and options to purchase 393,264 shares of our common stock and
        that upon completion of this offering, you intend to grant our Manager additional
        shares of restricted stock. Please revise this section to discuss the issuances of
        these shares. This discussion should include, but not be limited to, whether these
        issuances are part of the management agreement.

Conflicts of Interest, page 9

22.   Please enhance your discussion of conflicts in your risk factors section to include
        the fact that the management agreement was negotiated by related parties and that
        your manager may manage the assets of or hold an interest in competitive entities
        or may invest your funds in entities in which your manager may have an interest.

23.   We note your disclosure on page 138 that you have purchased and will likely
        purchase in the future Agency RMBS and subordinated tranches of ABS issued or
        sold by affiliates of the underwriters in this offering or underwritten by certain
        underwriters in this offering. Please revise to discuss this relationship in the
        conflicts of interest section. In this connection, please tell us whether a
        substantial portion of the proceeds of this offering will be used to purchase
        securities issued by the identified underwriters, and if so, please provide your
        analysis as to the applicability of Rule 140 co-issuer concerns.

Registration Rights and Lock-Up Agreements, page 12

24.   Please revise to discuss the resale registration statement (File No. 333-142446)
        that you filed on April 30, 2007.

Lock-up agreements, page 13

25.   We note that your stockholders have agreed, for a period of 30 days prior to and
        continuing for 60 days after the date of this prospectus, not to sell or otherwise
        transfer or dispose of any of your common stock. Please revise to disclose
        whether this includes the selling shareholders included in this registration
        statement and the selling shareholders included in the Form S-11 (File No. 333-
        142446) filed on April 30, 2007.

Risk Factors, page 17

26.   Where relevant, and only to the extent material, please discuss:

- risk related to any reliance on sub-prime lending and junk bonds;

- risk related to forms of risk correlation (such as residential versus commercial loans and any geographic concentration of your loans); and

- risk (such as lower dividend payments) related to your ability to retain earnings in your TRSs, including the profits interest in Sharpridge.

We leverage our portfolio investments…, page 18

27.   Please revise this risk factor to disclose your leverage rate.

28.   You state that you "leverage our portfolio investments through borrowings, generally through the use of warehouse facilities, bank credit facilities, repurchase agreements, mortgage loans on real estate, securitizations, including the issuance of CDOs, loans to entities in which we hold, directly or indirectly, interests in pools of properties or loans, and other borrowings." Please revise your disclosure to distinguish between types of borrowings you have entered into and those which you may enter into.

Common stock eligible for future sale may depress the market price of our shares, page 34

29.   Please revise this risk factor to disclose the risk of dilution to ownership interest that may take place upon the exercise of your outstanding warrants and options.

We have relationships with certain of our underwriters, or their respective affiliates…, page 35

30.   You state that your relationships with your underwriters could "create a potential conflict of interest." Please revise to include disclosure regarding the nature of these conflicts. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Also,

please advise us whether the NASD has been contacted regarding these conflicts and whether it has any objections to the involvement of the underwriters in this offering as a result. Include all correspondence between the underwriters and the NASD as it relates to this offering.

Institutional Trading of Our Common Stock, page 45

31.   Please disclose the number of beneficial holders of your common stock. Refer to Item 201(b)(1) of Reg. S-K.

Capitalization, page 47

32.   In footnote 2 to the capitalization table, you state that the As Adjusted column includes shares of restricted stock that you will grant to your Manager. Please advise us as to your factual basis for including this grant of your common stock in this section.

Selected Consolidated Financial Statements, page 49

33.   We note that you incurred Related Party management expenses, professional fees, and general, administrative and other expenses. Please advise us how these expenses relate to the base management fee and incentive compensation that you pay to your Manager.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies, page 53

34.   Please tell us how you have determined that you are an investment company for financial reporting purposes. We note that the AICPA Audit and Accounting Guide for Investment Companies specifically exclude Real Estate Investment Trusts.

Liquidity and Capital Resources, page 59

35.   We note from your disclosure on page 56 that your investments in subordinated tranches of CDOs and CLOs typically have no credit ratings or are rated below

investment grade. Please discuss any exposure you may have related to these investments in your discussion of Liquidity and Capital Resources.

36.   Please revise this section to disclose all sources of financing currently available to you. For instance, but without limitation, on page 35 you state that you have total capacity of $1,450,000,000 under your repurchase agreements with approximately $707,821,000 outstanding.

37.   Please revise this section to include a discussion on your use of leverage. This discussion should include, but not be limited to, your leverage rate.

Hedging Strategy, page 64

38.   Please revise to disclose the percentage of the interest rate risk associated with the financing of your portfolio that is hedged.

Business, page 66

39.   We note on page 7 that you list Sharpridge TRS, Inc. and CS Alternative TRS, Inc. as a subsidiaries. Please revise this section to disclose the business of these subsidiaries. Refer to Item 101 of Regulation S-K.

Our Company, page 66

40.   Please revise your portfolio table on page 67 to include the more detailed investments table provided on page F-4. In addition, please disclose the following:
    - for the mortgage pass through investments, please disclose the geographic location of the underlying properties;
    - whether any of the mortgages or loans underlying the investments are delinquent or in default;
    - the S&P and Moody's ratings classes; and
    - the percentage allocation of your investments based on your total investments as opposed to net assets.

Our Manager, page 67

41.   Please revise to disclose whether your Manager provides management services to any other entities.

Competitive Strengths, page 69

Our Targeted Asset Class, page 71

42.   Please revise your description of the Subordinated Tranches of ABS and
        Corporate Leveraged Loans and Corporate Debt Securities sections to disclose
        that based on the investment ratings of the assets you intend to invest in those
        assets will be considered "non-investment grade" or "junk."

Subordinated Tranches of ABS, page 71

43.   Please revise to disclose if you have any recourse regarding the ABSs in which
        you invest. For instance, but without limitation, please disclose whether you may
        put back an ABS due to a breach of warranty or representation.

Conflicts of Interest with our Manager, page 88

44.   Please revise to provide more detailed disclosure regarding your policies designed
        to address potential conflicts of interest. Refer to Item 404(b) of Regulation S-K.
        For instance, but without limitation, please disclose the types of transactions that
        are covered by such policies and procedures.

Conflicts of Interest, page 76

45.   You state that your Manager "has an investment allocation policy in place so that
        we may share equitably with other client accounts of our Manager in all
        investment opportunities." Please revise this section to disclose this policy.

Investment Committee, page 81

46.   Please revise to expressly state whether an investment decision may be made
        without the approval of the investment committee.

Consolidated Schedule of Investments, page F-5

47.   Please tell us how you have determined that your investment in Sharpridge
        Capital Management, L.P. has no value.

48.   We note that you granted a number of restricted securities to your Manager and certain directors as compensation. Please revise to disclose the value of the services that were provided for your restricted securities.

Exhibits

49.   Please file the legal and tax opinions with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Daniel LeBey, Esq. (*via facsimile*)